[redacted]

08027179

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47498

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Almarc Trading, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2215-B Renaissance Drive, Suite #5
(No. and Street)

Las Vegas (City) Nevada (State) 89119 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jesse Gerstel (561)210-5876
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Carr, Riggs & Ingram, LLC
(Name – *if individual, state last, first, middle name*)

1031 W. Morse Blvd., Suite 200, Winter Park, Florida 32789
(Address) (City) (State) (Zip Code)

SEC Mail Processing Section
FEB 29 2008
Washington, DC
111

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AB 3/11

OATH OR AFFIRMATION

I, Jesse Gerstel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Almarc Trading, LP, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor or principal officer of director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Manager

Title

Notary Public

LISA M. HAUK
Notary Public - State of Florida
My Commission Expires Jul 19, 2009
Commission # DD 452752
Bonded By National Notary Assn.

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Pursuant to Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and un-audited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements

Almarc Trading, LP

December 31, 2007

CRI
CARR
RIGGS &
INGRAM

CARR, RIGGS & INGRAM, LLC
1031 West Morse Boulevard
Suite 200
Winter Park, FL 32789

P | 407.644.7455
F | 407.628.5277
www.cricpa.com

Independent Auditor's Report

To the Partners
Almarc Trading, LP
Las Vegas, Nevada

We have audited the accompanying statement of financial condition of Almarc Trading, LP as of December 31, 2007, and the related statements of operations, changes in partner's capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Almarc Trading, LP as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules, computation of net capital and computation of aggregate indebtedness, as of December 31, 2007, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Carr Riggs & Ingram LLC

February 15, 2008

ALMARC TRADING LP

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

ASSETS

Cash	$ 156,689
Securities owned, at market	4,406,273
Notes receivable	72,011
Interest and dividends receivable	68,907
	$ 4,703,880

LIABILITIES AND PARTNER'S CAPITAL

Liabilities:	
Securities sold, but not yet purchased, at market	$ 2,485,311
Accrued liabilities	27,500
Payable to broker	485,521
Interest payable	4,797
	3,003,129
Partner's capital	1,700,751
	$ 4,700,880

See accompanying notes to financial statements.

ALMARC TRADING LP

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2007

Revenue:	
Interest and dividends	$ 613,660
Net trading losses	(411,615)
Other income	109,829
	311,874
Expenses:	
Cleaning charges	26,161
Depreciation	11,370
Interest	712,110
Management fees	385,000
Other general and administrative	31,572
Professional fees	26,000
	1,192,213
Net loss	$ (880,339)

See accompanying notes to financial statements.

ALMARC TRADING LP

STATEMENT OF CHANGES IN PARTNER'S CAPITAL

YEAR ENDED DECEMBER 31, 2007

Partner's capital at January 1, 2007	$ 2,596,090
Capital withdrawals	(15,000)
Net loss	(880,339)
Partner's capital at December 31, 2007	$ 1,700,751

See accompanying notes to financial statements.

ALMARC TRADING LP

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2007

Cash flows from operating activities:	
Net loss	$ (880,339)
Adjustments to reconcile net loss to net cash used by operating activities:	
Depreciation	11,370
Changes in operating assets and liabilities:	
Decrease in securities owned	10,884,793
Decrease in interest and dividends receivable	4,577
Decrease in securities sold, but not yet purchased	(9,684,254)
Decrease in accrued liabilities	(103,650)
Decrease in payable to broker	(429,304)
Decrease in interest payable	(104,186)
Total adjustments	579,346
Net cash used by operating activities	(300,993)
Cash flows from investing activities:	
Proceeds from repayment of notes receivable and net cash provided by investing activities	425,000
Cash flows from financing activities:	
Capital withdrawals and net cash used by financing activities	(15,000)
Net increase in cash	109,007
Cash, January 1, 2007	47,682
Cash, December 31, 2007	$ 156,689

1. Nature of operations and summary of significant accounting policies:

Nature of operations and organization:
Almarc Trading, LP (the "Partnership") is a broker-dealer of various types of equities, debt instruments, and option contracts. The broker-dealer acts in a principal capacity, buying and selling for its own account, engaging primarily in convertible and risk arbitrage trading strategies.

Government and other regulation:
The Partnership's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Partnership is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Securities transactions:
Securities transactions are reported on a trade date basis, and securities owned or sold, but not yet purchased are valued at market. Securities for which quotations are not readily available are valued at fair market value as determined by the General Partner. The resulting difference between cost and market for all securities is included in operating results.

Property and equipment:
Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense currently.

Depreciation is computed using the straight-line method based upon an estimated useful life of four years. At December 31, 2007 the Partnership's fixed assets had been fully depreciated.

Income taxes:
The Partnership is not subject to income taxes since the income or loss is includible in the tax returns of the partners.

Use of estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1. Nature of operations and summary of significant accounting policies - continued:

Derivative instruments:

The following information is presented in compliance with Financial Accounting Standards Board Statement 133, "Accounting for Derivative Instruments and Hedging Activities," which requires disclosures with respect to the purpose of and risks associated with using derivatives.

The Partnership invests in equity related derivative contracts (derivatives), primarily options. In the normal course of business, the Partnership enters into derivative contracts for trading purposes, and sometimes as a hedge of other securities market risks. Typically, derivative contracts serve as components of the Partnership's investment strategies and are utilized primarily to structure the portfolio or individual investments to economically match the investment objectives of the Partnership.

Generally, the Partnership purchases and sells equity put and call options. Options represent the opportunity to sell or buy the underlying equity securities at specified prices and future dates.

The Partnership's exposure to credit risk associated with counterparty nonperformance on any derivatives that are not exchange traded is typically limited to the unrealized gains reported as assets associated with such contracts. Generally, the partnership trades in only exchange traded derivatives.

Interest and dividend income recognition:

Interest income is recognized on the accrual basis of accounting and is recorded as it is earned. Dividend income is recognized on an ex-dividend date.

Computation of customer reserve:

The Partnership is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to rule 15c3-3 under the Securities Exchange Act of 1934. The Partnership meets the exempting provisions of Paragraph (k)(2)(ii).

2. Receivable from broker and payable to broker:

Receivable from broker, when applicable, represents amounts due from the Partnership's clearing broker, Bear Stearns Securities Corp. ("Bear Stearns"). Amounts receivable from broker represent cash balances at Bear Stearns and amounts owed the Partnership for unsettled transactions.

2. Receivable from broker and payable to broker - continued:

Payable to broker, when applicable, represents amounts due to Bear Stearns and is collateralized by securities owned by the Partnership and securities awaiting receipt on uncompleted transactions. Interest is payable monthly at a prevailing variable rate, which was 5.25% at December 31, 2007. All amounts due are payable on demand. Interest expense related to the amounts due to broker and other indebtedness amounted to $712,110 for 2007, of which $4,797 was accrued at December 31, 2007.

3. Related party transactions:

Notes receivable:
Notes receivable consisted of two unsecured notes receivable totaling $72,011 from two owners of the general and limited partners. Interest accrues at 2% and the notes are due on demand. Interest receivable related to these notes amounted to $56,670 at December 31, 2007.

Management agreement:
The Partnership receives management and administrative services from entities affiliated by virtue of common ownership. In this regard, the affiliates incur significant operating expenses and provide facilities and staff for the Partnership in consideration of a management fee. For the year ended December 31, 2007, the Partnership incurred and paid $385,000 of management fees, which are comprised of the following:

Communications	$ 16,774
Insurance	44,201
Marketing	25,796
Office	15,003
Other	42,718
Payroll and related costs	95,103
Professional fees	16,120
Rent and facility use	40,944
Research	26,750
Subscriptions	21,145
Travel and entertainment	35,823
Utilities	4,623
	$ 385,000

4. Liability subordinated to the claims of creditors:

None of the Partnership's liabilities have been subordinated to the claims of general creditors at December 31, 2007.

5. Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

As of December 31, 2007, the Company had excess net capital of $940,140 and a net capital ratio of .03 to 1

6. Risk Concentrations:

Clearing and depository concentrations:
The clearing and depository operations for the Partnership's securities transactions are provided by Bear Stearns, whose principal office is in New York City.

Securities owned, at market:
At December 31, 2007, securities owned consisted of the following United States issues:

Exchange listed equities	$4,301,544
Other	104,729
	$4,406,273

Securities sold, but not yet purchased, at market:
At December 31, 2007, securities sold, but not yet purchased consisted of the following:

Exchange listed equities	$2,485,311

Subsequent market fluctuations may require the Partnership to purchase these securities at prices which differ from the above market value.

7. Supplementary disclosures of cash flow information:

Cash was paid during the year for:

Interest	$ 816,296
Income taxes	$ None

8. Capital withdrawals:

During the period from December 31, 2007 to February 15, 2008 the partners withdrew capital of approximately $1,123,000.

ALMARC TRADING LP

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2007

Total partner's capital	$ 1,700,751
Deductions:	
Non-allowable assets:	
Notes receivable	72,011
Interest receivable relative to notes receivable	56,670
Non-allowable securities owned, at market	15,000
Net capital before haircuts on securities positions	1,557,070
Haircuts on securities positions	516,930
Net capital	$ 1,040,140
Reconciliation with Partnership's computation in Part IIA of Form X-17A-5 as of December 31, 2007:	
Net capital as reported in the Partnership's Part IIA (unaudited) FOCUS report	$ 976,389
Audit adjustment to reduce accrued liabilities	63,751
	$ 1,040,140

See auditor's report

ALMARC TRADING LP

COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER
RULE 17a-5 OF SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2007

Accrued liabilities	$ 27,500
Interest payable	4,797
	$ 32,297
Ratio of aggregate indebtedness to net capital	.03 to 1

See auditor's report

CARR, RIGGS & INGRAM, LLC
1031 West Morse Boulevard
Suite 200
Winter Park, FL 32789
P | 407.644.7455
F | 407.628.5277
www.cricpa.com

CRI
CARR
RIGGS &
INGRAM

Independent Auditor's Report
On Internal Control Required By SEC Rule 17a-5

To the Partners
Almarc Trading, LP
Las Vegas, Nevada

In planning and performing our audit of the financial statements and supplementary schedules of Almarc Trading, LP, (the "Partnership") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission, (the "SEC"), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Partners, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Carr Riggs & Ingram LLC

February 15, 2008

END